Contact

www.linkedin.com/in/soniarussell
(LinkedIn)

Top Skills

Corporate Events
Social Media
Strategic Planning

Sonia Russell

Co-Founder and CEO at BlackFULLness
Oakland, California, United States

Summary

Sonia uses her obsession with technology and her passion for mindfulness to organize and harmonize almost every aspect of her life. She has been a black woman her whole life, a small business owner for nearly 20 years, and an active leader for more than a decade. Sonia’s consistent mindfulness practices and frequent productive use of technology help her to effectively manage stress, consciously parent her powerful daughter, and to skillfully and successfully design, build, cultivate and grow containers where amazing things happen. She is a licensed spiritual counselor and is working on her degree in Consciousness Studies from the School of Spiritual Leadership.

Experience

BlackFULLness
Co-Founder and CEO
July 2020 - Present (2 years 2 months)

Mindful You is a mobile app that uses culturally relevant mindfulness practices and proven scientific data to support stress-reduction in African-Americans with a user-interface (UI) experience designed for and by African-Americans.

World Meetings by Sonia
Owner
April 2002 - Present (20 years 5 months)
San Francisco Bay Area

World Meetings by Sonia was launched in 2002 as a vehicle to create, produce and execute world class tech focused events and projects with a skillful level of organization, attention to detail, strategic planning and creativity.

Education

University of California, Berkeley
BA, Mass Media and Russian · (1990 - 1995)